BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
February 10, 2006

Item 3: Press Release
February 10, 2006

Item 4: Summary of Material Change
Augusta announced that it entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement of up to 17,100,000 special warrants of the Company at a price of $2.05 per special warrant, for gross proceeds to the Company of up to $35,055,000. In addition, the agents have the option to increase the offering size by up to 10% or 1,710,000 special warrants at the same price per additional special warrant at any time up to 48 hours prior to the closing of the offering. If this option is exercised in full, the total gross proceeds to the Company from the offering would be $38,560,500.

Item 5: Full Description of Material Change
Augusta announced that it entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement of up to 17,100,000 special warrants of the Company at a price of $2.05 per special warrant, for gross proceeds to the Company of up to $35,055,000. In addition, the agents have the option to increase the offering size by up to 10% or 1,710,000 special warrants at the same price per additional special warrant at any time up to 48 hours prior to the closing of the offering. If this option is exercised in full, the total gross proceeds to the Company from the offering would be $38,560,500.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire, at any time within two years from the closing of the offering, one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering. The Company has agreed to use its reasonable best efforts to file and obtain a receipt for a short form prospectus to qualify the distribution of the common shares and warrants underlying the special warrants as soon as possible, and if the prospectus has not been cleared by the applicable securities regulatory authorities by March 31, 2006, then the special warrants will entitle the holders to acquire 1.1 common shares and 0.55 of one warrant on exercise of each special warrant. The special warrants will automatically be exercised into units on the date that is the earlier of (a) one business day after the date the receipts for the prospectus have been issued by the applicable securities regulatory authorities and (b) the date that is four months and one day after the closing of the offering.

The offering is expected to close on March 9, 2006. Proceeds from the private placement will be used to complete the purchase of 100% of the Rosemont property located in Pima County, Arizona, complete a bankable feasibility study of Rosemont, advance permitting at Rosemont, retire the balance of $3,000,000 plus interest on its convertible debenture and for general working capital purposes.

In consideration for their services, the agents will receive a cash commission equal to 6% of the gross proceeds from the offering and agent’s warrants exercisable into a number of common shares equal to 6% of the number of special warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering, subject to regulatory approval.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law (unless the prospectus qualifying the common shares and warrants underlying the special warrants is filed prior to the expiry of the four-month hold period). The transaction is subject to certain conditions, including (but not limited to) the receipt of all necessary regulatory and stock exchange approvals.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 16th day of February 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary